

November 8, 2012

Via E-mail
Jan H. Hollar
Chief Financial Officer
Yadkin Valley Financial Corporation
209 North Bridge Street
Elkin, NC 28621

> **Re: Yadkin Valley Financial Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 7, 2012**
> **File No. 000-52099**

Dear Ms. Hollar:

We have reviewed your revised preliminary proxy statement and response dated November 7, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We are not able to agree that the company's financial statements are not material to shareholder consideration of the proposals. Consequently, we are not able to agree that financial statements, including pro-forma financial statements, are not required. Please file revised proxy materials to include the appropriate financial statements.

The Private Placement and Background of the Proposals

Background of the Proposals, page 4

2. Please revise your disclosures to state whether the Board solicited or considered any offers other than from the institutional investors who purchased in the private placement.

If so, please describe such offers and why they were declined or not completed. If other offers were not solicited or considered, please revise to explain how the Board concluded that the conversion price was the highest price that the company could obtain.

Security Ownership of Certain Beneficial Owners and Management, page 24

3. Please revise footnote 4 to state whether Wellington Management Company has voting and/or dispositive power over the shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
        Nikki Lee
        Nelson Mullins Riley & Scarborough LLP